Mail Stop 6010
Via Facsimile and U.S. Mail

September 29, 2006

Mr. Robert L. Butchofsky
President and Chief Executive Officer
QLT Inc.
887 Great Northern Way
Vancouver, B.C., Canada V5T 4T5

      Re: **QLT Inc.**
              Form 10-K for fiscal year ended December 31, 2005
              File No. 0-17082

Dear Mr. Butchofsky:

We have reviewed your August 14, 2006 response to our July 19, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

General

1. Your responses provide additional information that you appear to characterize as "supplemental." We believe that much of this information would be beneficial to investors. Please revise your responses to more clearly indicate the new disclosure that you plan to include in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Years ended December 31, 2005, 2004 and 2003, page 61

2. Please refer to your response to prior comment five. Please provide the following additional information in disclosure-type format:

- Please quantify the "certain" costs assigned to specific R&D projects for each period presented. Also, you state that a "significant amount" of R&D costs cannot be "readily assigned" to specific projects. However, in reading your discussion in the Business section of products that are approved, under regulatory review or in development, it appears that most of your products in the development phase represent expansion of existing therapies and additions to Eligard and Aczone products currently in the commercial phase. Please provide additional quantitative and qualitative information that will allow investors to gain a clearer understanding of how you apply your research and development resources to each project, particularly for drugs in the Eligard and Aczone product families.

- You state that you are unable to estimate costs and timing necessary to complete existing projects. However, you also state that R&D projects are managed based on "scientific data and achievement of milestones." Please provide expanded discussion and quantification of the "milestones" associated with your development projects and a reasonable estimate of the costs and timing to complete each future "milestone" phase. If you are unable to provide such information for some or all of the milestones, discuss the facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate of the costs and timing for the phase in process and each future phase, particularly for completion of Eligard and Aczone products in development.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant